SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              PACIFIC COPPER CORP.
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    69412U100
                                    ---------
                                 (CUSIP Number)


                                October 11, 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 pages

CUSIP No.  69412U100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                           Pinetree Resource Partnership

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                   3,250,000
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                  0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  3,250,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                   3,250,000

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      7.0%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       PN

--------------------------------------------------------------------------------



                               Page 2 of 10 pages

CUSIP No.  69412U100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                            Pinetree Capital Ltd.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                   3,250,000
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                  0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  3,250,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                   3,250,000

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      7.0%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       PN

--------------------------------------------------------------------------------



                               Page 3 of 10 pages

CUSIP No.  69412U100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                            Sheldon Inwentash

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  400,0000
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  3,250,000
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                  400,0000
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  3,250,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                   3,650,000

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       IN

--------------------------------------------------------------------------------



                               Page 4 of 10 pages

Item 1(a). Name of Issuer:

                              Pacific Copper Corp.

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:


                               3430 E. Sunrise Dr.
                                    Suite 160
                              Tucson, Arizona 85718

--------------------------------------------------------------------------------
Item 2(a). Name of Person(s) Filing:

                          Pinetree Resource Partnership
                              Pinetree Capital Ltd.
                                Sheldon Inwentash

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Pinetree Resource Partnership is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

The address of the principal business office of Pinetree Capital Ltd. is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

The address of the principal business office of Sheldon Inwentash is 130 King Street West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

Pinetree Resource Partnership is a partnership organized under the laws of Ontario, Canada.

Pinetree Capital Ltd. is a corporation organized under the laws of Ontario, Canada.

Sheldon Inwentash is a Canadian citizen.

-------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                    Common Stock, par value $0.0001 per share

--------------------------------------------------------------------------------
Item 2(e). CUSIP Number:

                                    69412U100

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:


          (a)  [_] Broker or dealer registered under section 15 of the Act.

          (b)  [_] Bank as defined in section 3(a)(6) of the Act.

          (c)  [_] Insurance company as defined in section 3(a)(19) of the Act.



                               Page 5 of 10 pages

          (d)  [_]  Investment   company  registered  under  section  8  of  the
               Investment Company Act of 1940.

          (e)  [_]   An   investment    adviser   in   accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [_]   A   non-U.S.    institution   in   accordance   with   Rule
               13d-1(b)(1)(ii)(J);

          (k)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

          If  filing  as  a  non-U.S.   institution  in  accordance   with  Rule
          13d-1(b)(1)(ii)(J), please specify the type of institution:
                                                                     ----------.

--------------------------------------------------------------------------------
Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, Pinetree Resource Partnership beneficially owns an aggregate of 3,250,000 shares of Common Stock of the Issuer (the "PR Shares"), including 3,000,000 shares of Common Stock and 250,000 shares of Common Stock issuable upon the exercise of warrants held by Pinetree Resource Partnership.

          As of the date hereof, Sheldon Inwentash ("Inwentash") is deemed to beneficially own an aggregate of 3,650,000 shares of Common Stock. This amount includes the PR Shares and 400,000 shares of Common Stock that Inwentash owns directly (the "Inwentash Shares").

          Pinetree Capital Ltd. directly owns over 90% and beneficially owns 100% of Pinetree Resource Partnership and therefore may be deemed to have beneficial ownership of the PR Shares.

          Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree Capital Ltd., Inwentash may be deemed to have shared power to vote the PR Shares. Inwentash disclaims beneficial ownership of the PR Shares.

     (b)  Percent of class:

          The PR Shares  represent  approximately  7.0% of the  Issuer's  Common
          Stock, based on 46,226,600 issued and outstanding shares of Common Stock of the Issuer as of July 31, 2009.

          The PR Shares and the Inwentash Shares together represent approximately 7.9% of the Issuer's Common Stock, based on 46,226,600 issued and outstanding shares of Common Stock of the Issuer as of July 31, 2009.

     (c)  Number of shares as to which such person has:



                               Page 6 of 10 pages

     (i)  Sole power to vote or to direct the vote:
          Pinetree Resource Partnership:                                 0
          Pinetree Capital Ltd.:                                         0
          Inwentash                                                400,000

     (ii) Shared power to vote or to direct the vote:
          Pinetree Resource Partnership:                         3,250,000
          Pinetree Capital Ltd.:                                 3,250,000
          Inwentash                                              3,250,000

     (iii) Sole power to dispose or to direct the disposition of:
           Pinetree Resource Partnership:                                0
           Pinetree Capital Ltd.:                                        0
           Inwentash                                               400,000

     (iv) Shared power to dispose or to direct the disposition of:
          Pinetree Resource Partnership:                         3,250,000
          Pinetree Capital Ltd.:                                 3,250,000
          Inwentash                                              3,250,000

--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable.

--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                 Not Applicable

--------------------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group.

                                 Not Applicable


--------------------------------------------------------------------------------
Item 10. Certifications.

     (a)  Not applicable

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of


                               Page 7 of 10 pages
the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."



                               Page 8 of 10 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 12, 2009
                                (Date)

                                PINETREE RESOURCE PARTNERSHIP


                                By: /s/ Larry Goldberg
                                    ------------------
                                Name: Larry Goldberg
                                Title:Authorized Signing Officer*



                                PINETREE CAPITAL LTD.


                                By: /s/ Larry Goldberg
                                    ------------------
                                Name: Larry Goldberg
                                Title:Executive Vice President and Chief
                                      Financial Officer



                                /s/ Sheldon Inwentash
                                ----------------------
                                   Sheldon Inwentash



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------------

* Resolutions of the partners of Pinetree Resource Partnership, dated as of April 20, 2006 (the "Resolutions"), appoint Mr. Goldberg as Authorized Signing Officer. The Resolutions, which were filed as Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pinetree Resource Partnership with respect to Bontan Corporation on May 5, 2006, are incorporated herein by reference.



                               Page 9 of 10 pages